UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

A-MARK PRECIOUS METALS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

00181T10
(CUSIP Number)

Spencer D. Klein
Morrison & Foerster LLP
250 West 55th Street
New York New York 10019
(212) 468-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2014
(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00181T10		SCHEDULE 13D/A	Page 2 of 7
1			Name of Reporting Persons AFINSA BIENES TANGIBLES S.A. EN LIQUIDACION
2	Check the Appropriate Box If A Member of a Group (See Instructions)		(a) ☐ (b) ☐
3			SEC Use Only
4			Source of Funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization SPAIN
Number of	7	Sole Voting Power None
Shares Beneficially Owned by	8	Shared Voting Power None
Each Reporting Person with:	9	Sole Dispositive Power None
	10	Shared Dispositive Power None
11			Aggregate Amount Beneficially Owned by Each Reporting Person None
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13			Percent of Class Represented by Amount in Row (11) 0.0%
14			Type of reporting person (See Instructions) CO and HC

CUSIP NO. 00181T10		SCHEDULE 13D/A	Page 3 of 7
1			Name of Reporting Persons AUCTENTIA, S.L.
2	Check the Appropriate Box If a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3			SEC Use Only
4			Source of funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization SPAIN
Number of	7	Sole Voting Power None
Shares Beneficially Owned by	8	Shared Voting power None
Each Reporting Person with:	9	Sole Dispositive Power None
	10	Shared Dispositive Power None
11			Aggregate Amount Beneficially Owned by Each Reporting Person None
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13			Percent of Class Represented by Amount in Row (11) 0.0%
14			Type of Reporting Person (See Instructions) OO

Explanatory Note:

The following constitutes Amendment No. 1 (“Amendment”) to the Schedule 13D filed by AFINSA Bienes Tangibles, S.A. En Liquidación (f/k/a AFINSA Bienes Tangibles, S.A.) (“AFINSA”) and Auctentia, S.L., a wholly-owned subsidiary of AFINSA (f/k/a Auctentia, S.A.) (“Auctentia” and, together with AFINSA, the “Reporting Persons”), with the Securities and Exchange Commission on February 26, 2014 (the “Schedule 13D”).

Unless otherwise indicated herein, the information set forth in Schedule 13D remains unchanged. Each capitalized term used but not defined in this Amendment shall have the meaning otherwise assigned to such term in the Schedule 13D.

Item 1.            Security and Issuer.

This Amendment is filed with respect to the common stock, par value $0.01 per share (the “Common Stock”), of A-Mark Precious Metals, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 429 Santa Monica Blvd., Suite 2390, Santa Monica, CA 90401.

Item 2.            Identity and Background.

(a) This Amendment is being filed by AFINSA, a Spanish domiciled corporation and sole stockholder of Auctentia, a Spanish domiciled corporation. This Amendment is being filed by AFINSA with respect to shares of Common Stock previously owned by AFINSA, directly and indirectly via Auctentia.

(b) The principal executive offices of AFINSA and Auctentia are located at Lagasca 88, 28001, Madrid, Spain.

(c) The principal business of the Reporting Persons is the trading and auctioning of rare stamps, coins, art objects and antiques.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

(f) Spain.

Item 3.            Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.            Purpose of Transaction.

The Reporting Persons have consummated the transaction described in Item 6, pursuant to which they disposed of their entire interest in the Issuer.

Item 5.            Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own zero shares of Common Stock, which represents 0.0% of the outstanding shares of Common Stock.

(b) Neither of the Reporting Persons has any power to vote or direct the vote and to dispose or direct the disposition of any shares of Common Stock.

(c) Pursuant to the transaction described in Item 6, on June 4, 2014, the Reporting Persons disposed of 379,033 shares of Common Stock beneficially owned by them to the Issuer.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owner of more than 5.0% of the Common Stock of the Issuer as of June 4, 2014.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 26, 2014, the Reporting Persons entered into a Purchase Agreement, effective as of February 26, 2014 (the “Purchase Agreement”) with the Issuer and Spectrum Group International, Inc. (“Spectrum”) for the sale (the “Purchase”) of (1) any shares of Common Stock that the Reporting Persons may receive in a distribution of Common Stock to the Reporting Persons (the “Spinoff”), (2) 3,032,270.12 shares of common stock of Spectrum (“Spectrum Common Stock”) beneficially owned by the Reporting Persons and (3) the right, title and interest in certain items that were purported to have belonged to George Washington (all such items, collectively, the “Washington Collection”) for a total consideration of $6,717,767.25 (the “Purchase Price”). At a closing on the date of the Purchase Agreement (the “First Closing”), the Reporting Persons sold and Spectrum purchased 1,516,135.06 shares of Spectrum Common Stock and the Washington Collection, for an aggregate of $3,533,883.63.

Pursuant to the Purchase Agreement, at a closing to be held on or before July 1, 2014, the Reporting Persons will sell and the Issuer will purchase any A-Mark Common Stock the Reporting Persons may have received in the Spinoff and 1,516,135.06 shares of Spectrum Common Stock, for an aggregate of $3,183,883.62. The Purchase and the related documentation are described in the Current Report on Form 8-K filed by the Issuer on February 27, 2014.

On March 14, 2014, as part of the Spinoff, Spectrum distributed to the Reporting Persons 379,033 shares of Common Stock, of which 5,520 shares of Common Stock were distributed to AFINSA and 373,513 shares of Common Stock were distributed to Auctentia.

On June 4, 2014, the Reporting Persons entered into Amendment No. 1 to the Purchase Agreement, effective as of June 4, 2014 (the “Amendment Agreement”) with the Issuer and Spectrum to modify certain provisions relating to closings to occur following the First Closing and on or prior to July 1, 2014 (collectively, the “Second Closing”) and the Reporting Persons’ sale and the Issuer’s purchase of the 379,033 shares of Common Stock distributed to the Reporting Persons as part of the Spinoff.  Under the Amendment Agreement, the Reporting Persons agreed to sell and the Issuer agreed to purchase 379,033 shares of Common Stock at a closing on the date of the Amendment Agreement (the “First Part of the Second Closing”) for an aggregate purchase price of $2,198,395.83, together with interest calculated from the date of the Purchase Agreement to the date of the First Part of the Second Closing at the rate of 4% per annum.  The First Part of the Second Closing occurred on June 4, 2014.

Pursuant to the Amendment Agreement, at a closing to be held on or before July 1, 2014 (the “Second Part of the Second Closing”), the Reporting Persons will sell and the Issuer will purchase 1,516,135.06 shares of Spectrum Common Stock, for an aggregate price of $985,487.79, together with interest calculated from the date of the Purchase Agreement to the date of the Second Part of the Second Closing at the rate of 4% per annum.

The Second Closing and the related documentation are described in the Current Report on Form 8-K filed by the Issuer on June 6, 2014.

The foregoing description of the Purchase Agreement and the Amendment Agreement do not purport to be complete and are subject to, and qualified in its entirety by, the full text of the Purchase Agreement, copies of which are incorporated by reference hereto from Exhibit 99.1 of the Issuer’s 8-K dated February 27, 2014, and the full text of the Amendment Agreement, copies of which are incorporated by reference hereto from Exhibit 99.1 of the Issuer’s 8-K dated June 6, 2014.

Item 7.            Material to Be Filed As Exhibits.

Exhibit A:
Purchase Agreement, dated February 26, 2014, by and among the Issuer, Spectrum and the Reporting Persons (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on February 27, 2014)

Exhibit B:
Amendment No. 1 to Purchase Agreement, dated June 4, 2014, by and among the Issuer, Spectrum and the Reporting Persons (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 6, 2014)

Exhibit C:	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: June 6, 2014

AFINSA BIENES TANGIBLES S.A. EN LIQUIDACION

By:	/s/ Javier Díaz-Gálvez de la Cámara
Name:	Javier Díaz-Gálvez de la Cámara
Title:	Trustee

By:	/s/ Benito Agüera Marín
Name:	Benito Agüera Marín
Title:	Trustee

By:	/s/ Carmen Salvador Calvo
Name:	Carmen Salvador Calvo
In representation of Tesoreria General del la Seguridad Social
Title:	Trustee

AUCTENTIA, S.L.

By:	/s/ Javier Díaz-Gálvez de la Cámara
Name:	Javier Díaz-Gálvez de la Cámara
Title:	Joint Administrator

By:	/s/ Benito Agüera Marín
Name:	Benito Agüera Marín
Title:	Joint Administrator